October 6, 2023

File No. 001-09973

VIA EDGAR

Charli Gibbs-Tabler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Middleby Corporation
Form 10-K For Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-09973

Dear Charli Gibbs-Tabler:

Set forth below is the response of The Middleby Corporation (the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated September 22, 2023 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended December 31, 2022, filed on March 1, 2023 (the "Form 10-K").

The Company's response to the Comment Letter is preceded by the Staff's comment in its entirety, with the Company's corresponding response set forth immediately following.

Form 10-K Filed March 1, 2023

General

1. **We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report.**

The Company provides disclosure in our SEC filings that is

required pursuant to applicable SEC rules or regulations as well as to satisfy our obligations under the U.S. securities laws to provide material information to our shareholders and the investing public. Separately, the Company provides information on its website, including its 2021 Sustainability Report regarding our environmental, social and governance ("ESG") initiatives and addresses evolving stakeholder expectations, even when such information is beyond the scope of the information required to be disclosed in filings with the SEC or that a reasonable investor may consider important or that significantly alters the total mix of information about the Company and its operation. This is stated on page 37 of our 2021 Sustainability Report.

When considering whether to include climate-related information in our filings with the SEC, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC's Compliance and Disclosure Interpretations, available guidance from the SEC and its Staff (including the SEC's 2010 Guidance Regarding Disclosure Related to Climate Change) and applicable standards of materiality. We believe that our SEC filings adequately and appropriately inform investors as to material information about our business, strategy, and financial results, including climate-related information.

With respect to future SEC filings, we will continue to monitor and evaluate whether the inclusion of additional climate-related information is appropriate at such time in response to applicable disclosure requirements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27</u>

2. **To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:**

   - **decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;**
   - **increased demand for goods that result in lower emissions than competing products;**
   - **increased competition to develop innovative new products that result in lower emissions;**
   - **increased demand for generation and transmission of energy from alternative energy sources; and**

- **any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.**

As noted in our 2021 Sustainability Report, product innovation is central to our value proposition to our customers and to our commitment to the United Nations Sustainable Development Goals around Affordable and Clean Energy, Responsible Consumption and Production, and Industry Innovation and Infrastructure. As discussed in our Form 10-K, the Company has established itself as a leader in all three business segments in which we operate by acquiring leading brands and through the introduction of innovative products. However, the Company has not identified any material indirect consequences of climate-related regulation or business trends.

The following is a discussion of why we have not identified any material indirect consequences of climate-related regulation or business trends from factors such as:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources
- increased demand for goods that result in lower emissions than competing products

During the periods covered by the Form 10-K, the Company did not experience and we did not expect to experience any material change in the demand for our products based on any increase or decrease in demand for our products and services due to their carbon intensity or other climate-related impacts.

The Company regularly evaluates consumer insights, including those relating to sustainability, through participation in industry organizations, securing access to industry research tools, leveraging information gained via our strong customer relationships and analyzing current and historical sales trends. For example, we did not identify a material shift in our product mix or demand for such product mix, such as a shift away from gas and towards electric equipment. For decades, we have developed and promoted energy star products within our diverse portfolio, and we expect additional future opportunities to develop and sell sustainable products. Additionally, industry and customer insights revealed that our customers' purchasing decisions are driven by various legal and regulatory requirements and customer-specific operational factors such as safety, price/cost, efficiency, ease of use, flexibility and sustainability. We believe our diverse customer base continues to make purchasing decisions by considering sustainability as one of many factors in making purchasing decisions. Given this, we have not experienced a material impact on the demand for our products due to climate-related changes in consumer preferences or regulation, nor a material impact on our liquidity, capital resources or results of operations.

The Company acknowledges that climate-related changes in consumer preferences more broadly may include decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources and increased demand for goods that result in lower emissions, which may lead to increased competition to develop innovative new products that result in lower emissions. We believe that the sustainability aspect of our development, production and distribution of commercial foodservice equipment, food processing equipment and residential kitchen equipment is an important and growing area of focus for our customers and end users, and that action on climate change is an area of focus for our industry.

- increased competition to develop innovative new products that result in lower emissions

As we disclosed in "Item 1A. Risk Factors" (the "risk factors") of the Form 10-K, within the risk factor titled "The company faces intense competition in the commercial foodservice, food processing, and residential kitchen equipment industries and failure to successfully compete could impact the company's results of operations and cash flows", the Company competes based on a variety of factors, including product features and design, brand recognition, reliability, durability, technology, energy efficiency, breadth of product offerings, price, customer relationships, delivery lead-times, serviceability and after-sale service. The Company is not aware of, nor have we experienced, any material increased competition to develop new products that result in lower emissions to address climate change. There continues to be strong competition in all of the markets and geographies we serve and the competition we have typically encountered has not materially changed, nor do we expect it to materially change, as new products are developed or modified to result in lower emissions. Given these competition factors, research and development ("R&D") is critical to the success of the Company and within each of the highly competitive and fragmented industries in which we operate, driving our annual average R&D spend of approximately 1.5% of Net Sales. Our R&D and product development efforts have and continue to include

a focus on delivering products that are designed to reduce
energy consumption and that are environmentally safe. Our spend
trends and a historical focus on R&D have remained consistent
and, in these areas, we concluded that further disclosures on
such trends within the MD&A in our Form 10-K was not warranted.

As it relates to the emissions created by the manufacturing of
our products, that has not been, nor do we expect it to be, a
critical or material consideration by our customers in choosing
to purchase and using our products, as there are many other
important factors customers evaluate when purchasing equipment
for commercial, residential and food processing applications, as
noted herein and in our risk factors referenced above. At the
same time, the Company continues to aim to reduce the
environmental footprint of our products by striving to limit
emissions and waste in the manufacturing process.

We have also considered the following factor, as to whether
there has been:

- increased demand for generation and transmission of energy
  from alternative energy sources

As noted in our 2021 Sustainability Report, the Company sources
over 17% of our purchased electricity from renewable energy.
The Company expects to continue investing in innovative
processes, materials and technologies to reduce negative
environmental impacts within our sustainability strategy. For
the periods covered by our Form 10-K, our operations and related
costs did not reflect material changes that resulted in
increased demand for generation and transmission of energy from
alternative energy sources.

Lastly, we have considered the following factor, as to whether
there has been:

- any anticipated reputational risks resulting from
  operations or products that produce material greenhouse gas
  emissions

Our 2021 Sustainability Report addresses our climate related
metrics and strategic direction related to energy, greenhouse
gas emissions, waste and water, which we noted will continue to
be reported in future reports. We recognize that our brand
image and reputation could be harmed if we were perceived to not

be progressing on our sustainability strategy. Our Form 10-K addresses the significance of this potential reputational risk within the business competition discussion and within our risk factors, including, "The company faces intense competition in the commercial foodservice, food processing, and residential kitchen equipment industries and failure to successfully compete could impact the company's results of operations and cash flows." This and our other risk factors included in our Form 10-K discuss the potential impact of increased competition to evolve with changes in technology and industry standards, development of products and technologies that adhere to certification and regulatory approval schedules, exposure to potential liabilities under environmental laws, and other legal compliance risks, such as potential climate change legislation, regulation and international accord. As noted in the Form 10-K, these risks could result in a material adverse effect on the Company's reputation, demand for its products, financial condition and results of operations.

The Company will continue to monitor the material indirect consequences of climate-related regulation or business trends, including strategic opportunities, and if they are considered reasonably likely to have a material effect on our business, financial condition, liquidity or results of operations, we will disclose such consequences in future SEC filings as appropriate.

3. **We note that your Form 10-K identifies natural disasters, extreme weather and climate change as potential risks to your suppliers and business. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:**

   - **severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;**
   - **quantification of material weather-related damages to your property or operations;**
   - **potential for indirect weather-related impacts that have affected or may effect your major customers or suppliers;**
   - **decreased agricultural production capacity in areas affected by drought or other weather-related changes; and**
   - **the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.**

     Include quantitative information for each of the periods

covered by your Form 10-K and explain whether increased amounts are expected in future periods.

As disclosed in the risk factors included in the Form 10-K, including "Price increases in some materials and disruptions in supply could affect the company's profitability," natural disasters, extreme weather patterns and climate change could have a material adverse effect on the Company's or its customers' and suppliers' operations due to the location of certain facilities.

The Company's physical properties include its corporate headquarters and global manufacturing and distribution facilities. While in the ordinary course of business, individual properties may experience severe weather conditions, such as heavy snow or rainfall, and natural disasters such as hurricanes and wildfires, which may interrupt or disrupt operations, no such conditions have led to physical damages resulting in material loss of business or resulting in material operational disruption, either individually or in the aggregate for the periods covered by our Form 10-K.

While the Company has from time to time experienced certain climate-related disruptions, such as reduced availability of certain products, delivery delays in its supply chain and climate-related impacts to the timing and uncertainty of customer demands, none of these impacts have been material to the Company's financial condition and results of operations for the periods covered by our Form 10-K. The Company's broad customer base across three business segments, illustrated by the breadth of our portfolio and diversity and longevity of products and markets we serve, reduces the likelihood that climate-related disruptions would have a material impact on the Company. Also as noted in our Form 10-K, there is not a single customer within any of our three business segments that accounts for greater than 10% of our net sales. Our diverse customer base combined with the Company's 75 global manufacturing and 16 distribution locations, reduces the risk that a single weather-related event would have a material impact on the Company and our major customers. Additionally, the Company uses large amounts of stainless steel, aluminized steel and other commodities, which are sourced from numerous suppliers around the world, in the manufacturing of our products. The Company has a Global Supply Chain team that regularly assesses risks to our supply chain, our suppliers' financial health and supplier concentrations to assist in minimizing the likelihood that weather-related impacts to our major suppliers will have a material impact on the Company.

Given our insignificant weather-related claims, the cost or availability of the Company's property insurance is directly tied to events happening in the broader macroeconomic environment and the impact of such events on the overall insurance market. As such, the Company has experienced increased premiums. However, the Company's total property insurance costs represented, on average, less than 0.2% of the total cost of sales for each of the periods covered by our Form 10-K. As a result, neither the total premiums paid nor the increase in the premiums were material to the Company's financial condition or results of operations. The Company has not experienced any weather-related damages to our property or operations in excess of our main insurance carrier deductible of $250,000 for the periods covered by our Form 10-K. To date, extreme weather events have not reduced the availability of insurance or increased the cost of insurance for the Company.

Based on our historical experience and current knowledge, we do not currently believe that the impact of weather-related events on our overall property, operations or cost of insurance is expected to materially change in the foreseeable future.

4. **If material, please provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial operation, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.**

During the periods covered by our Form 10-K, the Company did not purchase or sell any carbon credits or offsets. Currently, the Company has not budgeted nor is expected for any future period to purchase or sell a material amount of carbon credits or offsets. To the extent in any future periods our purchases or sales of carbon credits or offsets are material to our business, financial condition or results of operations, we will provide the appropriate disclosures in accordance with applicable legal requirements regarding such transactions.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Bryan E. Mittelman
Chief Financial Officer